

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 26, 2017

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd.
15/F, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000
The People's Republic of China

Re: Secoo Holding Ltd
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted May 2, 2017
CIK No. 001633441

Dear Mr. Rixue Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note new references to Frost & Sullivan, a third-party source, for statistical, qualitative, and comparative statements contained throughout your revised prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

Capitalization, page 60

2. Please disclose the authorized, issued and outstanding ordinary shares and preferred shares comprising your total mezzanine equity on an actual and pro forma basis.

Corporate History and Structure, page 66

3. We note that the revised corporate structure includes Kuxin Tianxia (Tianjin) E-commerce Limited and Shanghai Secoo E-commerce Limited. Please include a discussion of these entities, including a brief description of the nature of their business operations, if material.

Dilution, page 61

4. Your stated net tangible book value per share does not agree with the total deficit attributable to ordinary shareholders divided by the total number of ordinary shares outstanding. Please revise your calculation of net tangible book value per share to represent the amount of your total consolidated assets less total consolidated liabilities and mezzanine equity divided by the total number of ordinary shares outstanding.

5. Please include in your dilution table the Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of your issued and outstanding redeemable convertible preferred shares into ordinary shares and (ii) the issuance of ordinary shares in the form of ADSs in the offering.

Selected Consolidated Financial Data, page 71

6. Please revise to include net loss from operations and the number of your ordinary shares as required by Item 3.A.2 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 73

7. We note the existence of Secoo Check and your statement that it is a convenient payment method. Please disclose or cross-reference to a description and the major terms of Secoo Check. Major terms could include the number of installments and time frame over which customers may make payments and whether or not there are any fees or interest associated with installment payments. Also, to the extent there was an increase in revenues in 2016 attributable to Secoo Check and the ability of customers to make installment payments, please expand your discussion of key components of results of operations to quantify the increase.

Key Components of Results of Operations, page 74

8. We note that you have provided the net GMV of your offline and online services in the Business section. Please include here a single presentation of your net GMV and revenue

for your offline, online and mobile applications. Also, discuss any trends among these categories of GMV.

Capital Expenditures, page 84

9. Please revise to include a more detailed discussion of the costs involved in your proposed strategic plans, including any material commitments for capital expenditures and proposed sources of funding. In this regard, we note your revised disclosure that you "plan to open new offline experience centers" in 2017. Your discussion should include expected cash needs and, as applicable, any known changes in capital resources and costs, any known trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any way, as well as any material changes in the mix or relative cost of your capital resources. Please refer to Item 4.A.6. and Item 5.D. of Form 20-F.

Change in Registrant's Certifying Accountant, page 92

10. Please revise to clarify if the decision to dismiss PricewaterhouseCoopers and engage KPMG Huazhen LLP was approved by the Board of Directors. See Item 16.F of Form 20-F.

Business, page 98

11. Please provide the basis for your statements that you are "dedicated to build a company that lasts for more than 109 years" and explain the significance of the reference to that period of time on page 98, that "[y]our China Luxury E-commerce Whitebook published in 2016 has been recognized as an authority in [the] luxury product retail industry in China," on page 100 and "that the accuracy of [y]our online authentication services has reached over 90%," on page 109.

12. We note disclosure here and elsewhere in your prospectus, indicating that you are "cooperating" with brand boutiques, such as Versace and Salvatore Ferragamo, "collaborat[ing]" with Tod's and that you have established a strategic cooperation partnership with Country Garden. Please clarify if you have any formal agreements with these stores and, if so, discuss the material terms of these agreements.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-15

(e) Convenience Translation

13. If you choose to provide the US$ convenience translation of your audited financial statements, please provide audited amounts or advise whether there exists any precedent for labeling such amounts as unaudited.

You may contact Donna Di Silvio, Staff Accountant, at (202) -551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP